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EXHIBIT (a)(1)(ii)

November 5, 2002

Re: IDT Stock Option Exchange Program

Dear IDT Employees:

        I am pleased to announce that IDT is launching an important employee compensation program for eligible IDT employees. As you are all aware, the recent market downturn has left our current stock price much lower than the exercise price of many employee stock options.

        In response to this recent stock price decline, we are implementing a voluntary program that allows eligible IDT employees to exchange certain existing stock options that have an exercise price of $11.01 per share or higher for replacement options. To participate, you may submit your options for cancellation and a number of replacement options determined according to an exchange ratio will be granted to you on a specified date that is at least six months and one day from the date we cancel your options accepted for exchange (the "replacement grant date"). Your replacement options will have an exercise price equal to the closing sales price of our common stock as quoted on the Nasdaq National Market on the business day immediately preceding the replacement grant date, as reported in the print edition of the Wall Street Journal (or as modified to obtain preferential tax treatment under local tax laws for replacement options granted outside the United States).

        This is a significant initiative, requiring a formal tender offer filing with the Securities and Exchange Commission. By making it possible to exchange your higher priced stock options for replacement options with an exercise price equal to the closing sales price of our common stock on the business day immediately preceding the replacement grant date (or as modified to obtain preferential tax treatment under local tax laws for replacement options granted outside the United States), we hope to provide you with stock options that could provide greater value in the future.

        Today, we will distribute information that explains the stock option exchange program in greater detail, including its potential benefits and risks and the actions you will need to take if you choose to participate. Please review the material carefully and weigh your decision with equal care. IDT cannot advise you on what decision to make. Accordingly, no IDT employee is authorized to make any recommendation on our behalf as to your choices. As a result, you may wish to consult with a professional financial advisor as part of your decision making process.

        For those employees residing outside the United States, I urge you to educate yourselves about the financial and tax consequences of participating in this exchange by consulting with an appropriate advisor. IDT makes no representations to employees residing outside the United States regarding the financial and tax consequences of their participation in this offer.

        Please take the time to carefully review the information and instructions that you will receive. If you would like to participate in the program, you will need to return the election form that will be provided to you by the expiration of the offer, which is currently scheduled for 9:00 a.m. Pacific Time, December 6, 2002.

        If you have any questions about the offer, please contact Mika Murakami, Treasurer at (408) 654-6685, or Dorene Hayes, Stock Administrator at (408) 654-6618.

Sincerely, Gregory S. Lang President

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